Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

May 1, 2012

VIA EDGAR

Michael R. Clampitt
Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Oro East Mining, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed May 1, 2012
File No. 333-177509

Dear Mr. Clampitt:

Pursuant to the staff’s comment letter dated April 19, 2012 we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 4 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on May 1, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 4 to the Form S-1.

Amendment No. 3 to Registration Statement on Form S-1

General

1.	Please note the Staff is still reviewing your disclosure relating to mining activities and may have additional comments.

Company response: The Company acknowledges this comment.

Michael R. Clampitt
Legal Branch Chief
May 1, 2012

Description of Business

Government Approvals and Recommendations, page 42

2.
We note your submission of a letter from Philippines counsel dated April 11, 2012 in response to prior comment 2 in our letter dated March 12, 2012. Such letter states that the Philippine Mining Act of 1995 does not prohibit open pit mining. Please reconcile this conclusion with your disclosure in the sixth paragraph on page 42, which indicates that the moratorium applies to open pit mining, an activity in which you have stated that do not engage. Please also tell us, with a view towards revised disclosure, the types of mining activity in which the Company does engage and any material effects that the Philippine mining moratorium will have on your business and prospective operations.

Company response: The Company has attached to this letter additional correspondence from its Philippines counsel regarding the non-applicability of the moratorium to the Company’s operations.  Because the Company is advised by its Philippines counsel that the moratorium does not apply to the Company, the Company is not revising its disclosure.

Financial Statements of Oro East Mining, Inc. beginning on page F-1

Note 1. Organization and Summary of Significant Accounting Policies

(a) Organization and Business, page F-7

3.
We note your responses to prior comment 3 in our letter dated March 12, 2012 and prior comment 19 in our letter dated February 9, 2012. However, you still have not removed the statement “. . . to primarily meet the demands of the Chinese Government and companies for the mined minerals” from your financial statements, as indicated in your responses. Refer to the second paragraph on page F-7. Therefore, we reissue our prior comments.

Company response: The Company has removed the text “to primarily meet the demands of the Chinese Government and companies for the mined minerals” on page F-7.

(i) Foreign Currency Translation, page F-8

4.	Please revise to clarify why you do not have a foreign currency translation adjustment for periods prior to the fiscal year ended December 31, 2011.

Company response: The Company has added to following disclosure to page F-8: “The Company did not record any foreign currency translation adjustments on the consolidated financial statements included in the 2011 quarterly filings with the SEC as the effects are immaterial.”

Michael R. Clampitt
Legal Branch Chief
May 1, 2012

Note 2. Capital Stock, page F-8

5.	Please revise to disclose how you determined the fair value used to value share based compensation, clarifying how you considered the price at which shares were being sold to investors for cash.

Company response:   The Company has added to following disclosure to page F-8: “The received services were measured by the fair value of earned shares and valued at $245,367 in aggregate in 2011.  The Company determined the fair value of earned shares based on the issuance price of common stock in 2011. “

6.	Please revise to reconcile the number of shares issued disclosed here with the number of shares issued disclosed on page 34, which discloses issuances of 24,440 and 225,000.

Company response: The Company has added the text “and issued 11,440 shares of common stock to” to the first line of the second paragraph of page 34.

7.	Please revise to clarify why you recorded the expense related to the 225,000 shares issued as compensation in 2011 in view of your disclosure on page 34 that they were issued on December 15, 2010.

Company response: The Company makes reference to its response in this letter to Staff comment number 5.

Part II.

Item 15. Recent Sales of Unregistered Securities, page II-2

8.
We note your response to prior comment 4 in our letter dated March 12, 2012 and that you filed a Form D with the Commission on April 12, 2012. Rule 503 of Regulation D requires that the Form D be filed with the Commission no later than 15 calendar days after the first date of sale. Please provide us your legal analysis as to why you believe that the sales met the requirements of Regulation D, given that the date of first sale was February 15, 2008. Otherwise, remove any reference to Rule 506.

Company response: The Company acknowledges that SEC Rule 503 requires the Company to file a Form D with the SEC, in connection with its private placement.  The Staff of the Commission, however, has taken the position when an issuer has failed to file a Form D as required by Rule 503, such act of non-filing will not result in the loss of an exemption under Regulation D.  See Release No. 33-6825 (Mar. 15, 1989) [54 FR 11369]; See also Release No. 33-8891(Feb. 6, 2008).  Therefore, the Company continues to rely on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

Michael R. Clampitt
Legal Branch Chief
May 1, 2012

9.
As a related matter, your response to prior comment 4 indicates that the Company’s filings with the Commission were used in connection with the unregistered sales of securities. Please provide us your legal analysis as to why such filings did not constitute “general solicitation or general advertising,” as prohibited by Rule 502 of Regulation D.

Company response: The referenced filings did not contain an offer to sell securities and did not even mention an offering. No advertisements or other publicity for the offering that could reasonably be interpreted as inviting participation by the general public were ever made by the Company in connection with the reference offering.  The referenced filings were the filings of the Company on EDGAR to the date that the Company made a private offer in order to provide offeree with access to the sort of information that registration of the securities would disclose, as is required by Section 4(2) of the Securities Act of 1933, as amended. See Doran v. Petroleum Management Corporation, 545 F.2d 893 (5th Cir. 1977).

Form 10-K for the Fiscal Year Ended December 31, 2011

General

10.	Please revise future filings to eliminate the phrase “fee simple” in light of your response to prior comment 7 in our letter dated March 12, 2012.

Company response: The Company acknowledges this comment.

Item 5. Recent Sales of Unregistered Securities

11.
Please revise future filings to reconcile your statement that “[t]he Company did not sell any equity securities that were not registered under the Securities Act during the year ended December 31, 2011” with the “Recent Sales of Unregistered Securities” table set forth on page II-2 of Amendment No. 3 to the Registration Statement on Form S-1.

Company response: The Company acknowledges this comment.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

Michael R. Clampitt
Legal Branch Chief
May 1, 2012

edguerrero
& Partners
Attorneys - at - Law

14 April 2012
Thomas E. Puzzo, ESQ.
Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105

Dear Sir:

This refers to your request for opinion/clarification on the coverage of the moratorium in the acceptance of mining applications as per Memorandum of the Acting Director of Mines and Geosciences Bureau Leo L. Jasareno to all Regional Directors dated October 15, 2010.

The full text of the said Memorandum is hereunder reproduced, as follows:

"MEMORANDUM

TO	:	All Regional Directors Mines and Geosciences Bureau
FROM	:	The Acting Director This Office
SUBJECT	:	Full Implementation of "Use it Or Lose it Policy
DATE	:	October 15, 2010

As discussed during the October 7, 2010 Management Conference of the Mines and Geosciences Bureau (MGB) and pursuant to the pertinent provision of Section 9 of Republic Act No. 7942, the Philippine

3/flr. Avant Building, 48 Jupiter Street Bel-air, Makati City
Tel. No. 899-2380 Fax: 896-3876

Michael R. Clampitt
Legal Branch Chief
May 1, 2012

Mining Act of 1995, every Regional Director of the MGB is hereby instructed to undertake the following:

1. Render final action on at least 25% of all pending mining applications by the end of October 2010, and 50% of the same by the end of December 2010.

2. Implement a moratorium in the acceptance of mining applications over areas with previous mining applications that were denied pursuant to Department Memorandum Order No. 2010-04.

3. Submit progress reports on compliance with Item No. 1 above not later than November 5 and 19, 2010 and December 3 and 17, 2010.

For strict compliance.

(Sgd.) LEO L. JASARENO"

It is explicit from paragraph 2 that the moratorium covers only the acceptance of mining applications over areas with previous mining applications that were denied pursuant to Department Memorandum Order No. 2010-04. Aforesaid DMO refers to the policy directives on the cleansing of mining applications, among others. In a subsequent Memorandum Circular No. 2011-2 dated February 8, 2011, paragraph 2 thereof provides that the mining applications being barred from being accepted per item No. 2 of the October 15, 2010 Memorandum involve both large-scale and small-scale mining applications. Thus, small-scale mining applications shall not be accepted in areas previously covered by denied large scale mining applications pursuant to DMO No. 2010-04.

Thus, if the area applied for is not covered by previously denied mining applications, it is submitted that the same may be accepted as it is not covered by the moratorium. Moreover, since this concerns mining applications, it does not likewise cover previously granted mining licenses, permits and agreements like

Michael R. Clampitt
Legal Branch Chief
May 1, 2012

the Mineral Production Sharing Agreement (MPSA) No. 320-2010-XI issued in the name of Oro East Mining Co. Inc., which was approved on February 10, 2010.

We hope we have clarified the matter.

Very truly yours,

CLARENCE D. GUERRERO
Of the Firm

CDGuerrero and Partners